Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AquiPor Technologies, Inc.
4118 E. 33rd Ave.
Spokane, WA 99223
www.aquipor.com

Up to $1,069,999.26 in Common Stock at $1.13
Minimum Target Amount: $9,999.37

Company:

Company: AquiPor Technologies, Inc.
Address: 4118 E. 33rd Ave., Spokane, WA 99223
State of Incorporation: WA
Date Incorporated: October 21, 2015

Terms:

Equity

Offering Minimum: $9,999.37 | 8,849 shares of Common Stock
Offering Maximum: $1,069,999.26 | 946,902 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.13
Minimum Investment Amount (per investor): $249.73

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Investment Incentives and Bonuses***</u>

Time-Based:

Lead Investor Bonus

Invest within the first 72 hours and receive an additional 25% bonus shares. This is the best time to invest!

Super Early Investor Bonus

Invest within the first week and receive 20% bonus shares.

Early Investor Bonus

Invest within the first two weeks and receive 15% bonus shares.

Amount-Based:

$249+: Start Engine Owners Bonus

This offer is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+: Making It Rain

Invest $500+ and you will get you an additional 5% bonus shares and access to the AquiPor Insider quarterly newsletter.

$1,000+: The Big Wave

Invest $1,000+ and receive an additional 10% bonus shares, as well as a sleek AquiPor rain jacket, AquiPor t-shirt, and access to the AquiPor Insider quarterly newsletter.

$5,000+: Rocked Like a Hurricane

Invest $5,000+ and receive an additional 20% bonus shares, plus join an exclusive list of AquiPor early-adopters that get preference on our first permeable paver manufacturing runs for their specific residential or light commercial projects. "Hurricane" investors will enjoy an early-adopter product discount and get access to

AquiPor's design and engineering team. Investors will also receive an AquiPor t-shirt, rainjacket, and get access to the AquiPor quarterly newsletter.

$15,000+: Poseidon

Invest $15,000+ and receive an additional 25% bonus shares plus join an exclusive list of early visionaries that are helping develop the AquiDrain stormwater system. "Poseidon" level investors that bring their large residential, commercial, or municipal development project to us will join a preferred list of stormwater projects that we'll address with our engineering, design, manufacturing, and installation partners for the AquiDrain. Installed projects will be featured in our published feasibility studies and marketed to demonstrate AquiPor's stormwater innovation stack. Poseidon investors also get all of the perks from the preceding levels.

*AquiPor will need to have completed manufacturing feasibility and be into pilot production. The size, scope, and total cost of each project will be considered and projects that are deemed unfeasible will be disqualified. AquiDrain projects are best suited for large residential, commercial, or municipal development projects.

<u>The 10% Bonus for StartEngine Shareholders</u>

AquiPor Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $113. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

The Company and its Business

Company Overview

AquiPor is a stormwater solutions company involved in the development of new permeable material technologies and engineered systems for on-site stormwater management. AquiPor's primary product is a permeable hardscape material (brick-like paver) that is similar to concrete, but which allows rainwater to flow through it without clogging from debris. This material in conjunction with competent engineered designs can help cities and developers manage stormwater right where it falls.

Competitors and Industry

AquiPor's products will benefit the stormwater management industry at large. The stormwater industry relies on two modes of management, which includes gray infrastructure solutions such as underground stormwater tanks, pipes, and conveyance systems that are very expensive and outdated. The second mode of management that is gaining rapid traction in the industry is green infrastructure. One of the most sought-after solutions in green infrastructure is permeable pavement. We consider our competition to be construction material companies that manufacture, market and sell permeable pavement solutions such as pervious concrete and interlocking permeable pavers. Indirectly, we compete with gray infrastructure solutions as well.

Current Stage and Roadmap

AquiPor is currently in a material science technological development, patenting, and feasibility stage of growth. We have produced prototypes in very small batches as part of our pilot manufacturing phase. We have tested these prototypes and have confidence in the viability of the technology and product in larger scale manufacturing. Although we do not have a contracted manufacturer yet, we have identified who our first precast manufacturing partner will be and we intend on getting into scalable manufacturing by Q3 2020. This will, however, be pursuant to raising the adequate capital to do so. Our first manufacturing partner will be a contract manufacturer, but the future principal activities of the Company will consist of licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

The Team

Officers and Directors

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 03, 2016 - Present
  Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget and allocate capital for Company objectives.

Name: Randy Squires

Randy Squires's current primary role is with Partition Specialties. Randy Squires currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

- **Employer:** Partition Specialties
  Title: President
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is with Retired. David Martin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

- **Employer:** Multicare Valley Hospital
  Title: COO
  Dates of Service: January 01, 2009 - December 31, 2019
  Responsibilities: Oversees all operations of Valley Hospital

Name: Kevin Kunz

Kevin Kunz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President - Market Development
  Dates of Service: January 20, 2016 - Present

Responsibilities: Kevin interfaces with architects, engineers, and end-users and develops new market opportunities. Kevin also reviews contracts as another "set of eyes" for the CEO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,069,999.20 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
AquiPor currently relies on one technology for the manufacturing of its products. We are therefore dependent upon this technology for the successful manufacturing of current and future products.

We may never have an operational product or service
It is possible that there may never be an operational product or service for the Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
The Company's products and services are currently under development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured prototypes for our permeable pavers and engineered system designs. Delays or cost overruns in the development of our products and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory

hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

AquiPor Technologies, Inc. was formed on October 21, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AquiPor Technologies, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that AquiPor's technologies and product concepts are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, exclusive patent rights and licenses, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, licensing rights to patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation, such as the Environmental Protection Agency as well as state regulatory bodies and their laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Any cyber attack on AquiPor Technologies, Inc. could disrupt our business and materially negatively impact our financial condition and business.

Significant Capital Requirements; Need for Additional Financing.
The Company's capital requirements will continue to be significant and there can be no assurance that the Company will achieve any significant revenues in the foreseeable future. Since its inception, the Company has been substantially dependent upon contributions from its founders. The Company anticipates that the net proceeds of its offering will only be sufficient to fund the development and marketing of a prototype product (assuming the sale of all of the Shares offered hereby). If less than the maximum number of Shares of Common Stock offered hereby are sold, or if the Company has miscalculated the financial resources required to complete the task, the Company will be unable to launch its product without additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, requiring it to curtail in possible cease its operations. A prospective purchaser of Shares should also be aware that, even if the Company were to succeed in raising financing through a public offering or any other sale of any equity or convertible debt securities, such a financing will likely dilute the interest of the Company's then-existing shareholders (including the holders of Common Stock).

Unproven Products.

The Company's products and services are in the early "beta" stages of development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Retention of Control by Present Stockholders.

As of April 15, 2020 the Company's founders and executive officers own, of record and beneficially, a majority of the Company's issued and outstanding Common Stock (10,000,000 Shares). The Company's founders will therefore remain in effective control of the company with the ability to elect all of the Company's directors and to authorize certain corporate transactions which require stockholder approval, in each case without concurrence of the Company's minority stockholders (including holders of Common Stock).

Intense Competitions; Limited Effect of Laws Protecting Proprietary Technology.

The market for new technologies in the building materials industry is competitive and subject to rapid technological change. Many of the Company's competitors are established enterprises that possess greater name recognition, established customer bases and significantly greater financial, technical and marketing resources than the Company. The Company is relying upon copyright and trade secret law to protect its technology and there can be no assurance that such laws will prevent competitors from appropriating the Company's technology or products.

Proprietary Rights, Risk of Infringement.

The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its pending patents, software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements, such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations would be materially and adversely affected.

Unreliability of Projections.
If the Investor has been provided with projections, forecasts and models (the "Projections") of the Company's future performance, the assumptions and estimates underlying the Projections are inherently uncertain and, though they may be considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of the Company. The Projections assume, among other things, that the Company completes the Offering and obtains $1,069,999.20 in proceeds therefrom. If the Company fails to complete the Offering in full or fails to realize its projected sales in the time frames projected, the Company is unlikely to meet the fiscal performance anticipated in the Projections. In any event, even if the company raises $1,069,999.20 in the Offering, there can be no assurance that the Projections will be realized. The Company's actual results in the future will vary from the Projections and those variations may be material. The Company does not intend to update the Projections.

Lack of Marketability and Liquidity of the Common Stock.
There is no public market for the Common Stock into which such Stock is convertible, and there can be no assurance that a public market for the Common Stock will ever develop. Consequently, investors should be prepared to remain shareholders of the Company indefinitely. The Common Stock into which it is convertible has been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws. The Company has no present intention to register the Common Stock issuable upon conversion thereof under the Act or state securities laws. The Common Stock issuable upon conversion thereof may be sold or transferred except pursuant to either: (A) an effective registration statement under the Act and any applicable state securities laws; or (B) an opinion of counsel satisfactory to the Company to the effect that such registration is not required.

Dependence Upon Key Personnel.
The Company's success will depend largely upon the performance of its founder and executive officer, GREG JOHNSON. The loss of the services of any of these individuals would have a materially adverse effect on the company. In addition, the company will need to attract and retain skilled and experienced sales and technical staff to successfully accomplish its business plan. Competition for experienced personnel in the materials science and technology industries is intense. In the event that the Company is unable to attract and retain additional skilled staff, or if the Company loses the services of any of its key personnel, there can be no assurance that they could be easily replaced by individuals with similar contacts, experience and skills.

We Do Not Expect to Pay Dividends in the Near Term and the Offering Price of the Shares Is Not Based on Quantifiable Measures of Value.
The Company does not anticipate payment of any cash dividends on its Common

Stock in the near term. The Offering Price of the Shares has been determined by the Company and bears no relationship to the Company's assets, book value, potential earnings or any other recognized criteria of value.

New Technology Acquisition

AquiPor Technologies, Inc. is currently negotiating with a privately held cement technology company to acquire an option to purchase the license to a new cement technology. The terms of the option will include a cash payment and some equity, to be negotiated. The viability of this new technology cannot be guaranteed.

Intense Competitions; Limited Effect of Laws Protecting Proprietary Technology

The market for new technologies in the building materials industry is competitive and subject to rapid technological change. Many of the Company's competitors are established enterprises that possess greater name recognition, established customer bases and significantly greater financial, technical and marketing resources than the Company. The Company is relying upon copyright and trade secret law to protect its technology and there can be no assurance that such laws will prevent competitors from appropriating the Company's technology or products.

Recruiting and Retaining Technical Personnel.

Our success depends to large part upon our ability to recruit and retain highly skilled workers, both as employees and as independent contractors. Additionally, we believe that the technological and creative skills of our personnel are essential to establishing and maintaining a leadership position, particularly in light of the fact that our intellectual property, once sold to the public market, may be easily replicated. The competition for such personnel is intense, and we may not be successful in retaining or recruiting such personnel. In seeking qualified personnel, we are required to compete with companies having greater financial and other resources than our Company. In addition, we may need to substantially increase the compensation, bonuses, stock options or other fringe benefits offered to employees in order to attract and retain such personnel. The additional costs that may be incurred in retaining or attracting new personnel may have a material adverse affect on our product launches and its operating results.

Rapid Technological Change.

To remain competitive, the Company must develop new products and enhance and improve its exiting products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations.

Arbitrary Price of Conversion Shares.

The price of the Common Stock offered hereby bears no relationship to the Company's assets, book value, potential earnings or any other recognized criteria of value. Factors considered in calculating the per share price were the business in which the Company proposes to engage, estimates of the business potential of the company, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other factors believed by the company's management to be relevant.

Developing Market; Rapid Technological Changes, and New Products.

The market for our products and services is rapidly evolving and is characterized by evolving standards and customer demands and an increasing number of market entrants who have introduced or developed technologies for new porous paving materials and processes. Our future success will depend to some extent on the features and reliability of its products and services in response to both evolving demands of the marketplace and competitive product offerings. Consequently, there can be no assurance that we will be successful in developing, integrating or marketing such products or services.

Rapid Technological Change

To remain competitive, the Company must develop new products and enhance and improve its existing products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
JKS International, LLC (Greg Johnson, Managing Member - 21% - Membership Interests of JKS International, LLC & Kevin Kunz - 22% - Membership Interests of JKS International, LLC)	5,595,455	Common Stock	32.5
Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC),	4,500,000	Common Stock	26.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 946,902 of Common Stock.

Common Stock

The amount of security authorized is 90,000,000 with a total of 17,204,178 outstanding.

Voting Rights

One vote per share. Please review Material Rights below.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 632,500 options have been granted and are fully vested pursuant to the Company's stock option plan. Of the current pool, an additional 346,898 options have been reserved but have yet to be granted.

The Company has also granted 566,000 stock warrants which have also fully vested.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share. Please review Material Rights below.

Material Rights

Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,395,400.00
  Number of Securities Sold: 5,088,178

Use of proceeds: R&D and Product & Market Development
Date: March 03, 2020
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

To this point, AquiPor has been a pre-revenue company focusing on R&D of new products and market development. Our financial statements reflect R&D expenses and have been similar year to year since the formation of the company.

The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents.

Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition. Supplies expense consists of any expenses consumed and that directly assist in the development of hardscape technologies and patents, and these expenses are expensed as incurred.

We have had no revenue, cost of sales, or gross margins in either fiscal year 2018 or 2019.

The Company's expenses consist of, among other things, consulting fees, professional service fees, patenting service fees, compensation and benefits, royalty fees, supplies, stock-based compensation and general and administrative expenses. Expenses in 2019 increased $188,208 from 2018. Approximately $283,853 of this increase was due to increased compensation and benefits costs including stock-based compensation and 25,000 related to royalty fees. The Company has two full-time employees and the consulting fees from 2018 to 2019 decreased by $70,500.

Historical results and cash flows:

Historical results and cash flows from prior years may be expected in the future, with wages, consulting fees for R&D, and patenting services remaining somewhat intensive. It can be expected that stock-based compensation will be lower, while wages and consulting fees may grow as AquiPor hires new employees and begins new manufacturing and market feasibility studies. In the past, the cash needed for operations was generated through the sale of equity (common stock). It is expected that this will continue into the future, as the Company intends to raise capital through common equity offerings, but this will be augmented by revenue that is generated by the sale of products as the Company begins manufacturing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has roughly $120,948 cash on hand and a revolving credit line of $25,000 at U.S. Bank. This line of credit currently has an outstanding balance of roughly $18,159.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are important for company operations, and specifically to help launch our technology and support marketing and sales efforts. However, we do have cash on hand and secondary financing options are possible.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of our company as we move into the next stages of operations. We have been engaged in R&D to this point, and the funds from this campaign move us into market and product launch. The majority of company funds as we move into the next phase of operations will be from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raised the minimum, we would be able to operate for roughly 4 months based on a burn rate of $34k per month. Our current burn goes toward normal operating expenses (headcount, insurance, revolving debt payments), marketing, and some continuing R&D expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

At a current burn rate of $34k, if we raised the maximum $1,070,000 in the CF, we would be able to operate for roughly 37 months. Our current burn consists of normal operating expenses (headcount, insurance, rent, etc.) and some marketing expenses. However, we do have growth and hiring plans that we will assess and likely enact if we raise the full amount. This would increase our monthly burn to roughly $50k per month, giving us a runway of 25 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do have some options for future sources of capital, including future private placements with accredited investors and strategic partnership arrangements that may bring in capital. However, we would like to use a successful Reg. CF campaign to prepare us for a subsequent Reg A+ capital raise campaign.

Indebtedness

- **Creditor:** US Bank
  Amount Owed: $18,159.00
  Interest Rate: 21.0%

- **Creditor:** Petra World, LLC
  Amount Owed: $103,250.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2025
  Interest only payments begin 12/31/2023

- **Creditor:** Yellow Core Holdings, LLC
  Amount Owed: $3,200.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2026
  Interest only payments beginning 12/31/2024

- **Creditor:** KloroTech/JKS International, LLC
  Amount Owed: $11,503.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2026
  Interest-only payments begin 12/31/2024.

Related Party Transactions

- **Name of Entity:** Yellow Core Holdings, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: A "sister" R&D company engaged in the research and development of alternative cements. A possible future licensor to AquiPor.
  Nature / amount of interest in the transaction: Yellow Core owes AquiPor $24,614 for loans made over the course of time during co-development work. The total amount loaned to Yellow Core over time has totaled $27,814, while Yellow Core has made a loan to AquiPor for $3,200.
  Material Terms: The loans made to Yellow Core, LLC over time have totaled $27,814 and were set up to accrue interest at 3.5% APR and to be paid back 12/31/2026, with interest-only payments beginning on 12/31/2024. This loan may be converted as credit toward the to-be-negotiated option payment for an exclusive license to technology. The $3,200 loan made by Yellow Core to AquiPor was set up to be paid back 12/31/2026 and to accrue interest at 3.5%. The net payment due to AquiPor on 12/31/2026 then would be $24,614.

- **Name of Entity:** RJSK, LLC
  Names of 20% owners: JKS International, LLC and Frontier Assets, LLC
  Relationship to Company: RJSK, LLC is a patent holding company that licenses technologies to AquiPor.
  Nature / amount of interest in the transaction: As part of technology co-development work, AquiPor has made loans to RJSK over time which total $121,693. The loans have been set up to accrue interest at 3.5% APR and paid back 12/31/2026, with interest-only payments beginning on 12/31/2024. The total loan may be negotiated to convert to payment in order to satisfy the licensing agreement between the companies.
  Material Terms: Total loan amount made to RJSK: $121,693. Interest accrues at 3.5% per annum with pay back date 12/31/2026. Interest only payments beginning 12/31/2024. During 2018, Aquipor entered into a license agreement with RJSK, in which Aquipor agreed to pay RJSK the sum of $300,000 within 10 days of a qualified financing or no less than $1,000,000 in a second-stage private placement offering. Aquipor also agreed to a running 10% royalty on net sales of licensed products, with minimum annual royalties in the amount of $25,000 beginning in 2019 and continuing until the expiration of the last subject technology patent. AquiPor paid $25,000 for minimum royalty fees to RJSK during the year ended December 31, 2019. The loan amount due from RJSK to AquiPor may be used as a credit toward the full licensing fee in the future.

- **Name of Entity:** Petra World, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: Petra may be a future licensor of technologies to AquiPor. Petra and AquiPor have worked together on the development of a

permeable brick technology.

Nature / amount of interest in the transaction: AquiPor owes Petra World $103,250 pursuant to various promissory notes made in 2018.

Material Terms: AquiPor owes Petra World $103,250 in total loans, with interest accruing at 3.5% per annum. Pay back dates range from 7/26/2023 to 10/25/2023.

- **Name of Entity:** JKS International, LLC
  Names of 20% owners: Greg Johnson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Klorotech made various loans amounting to $11,503 to the Company between September and December 2015 for initial start-up costs. It is important to note that KloroTech is considered a related party, as the company has merged into JKS International, LLC. Two of KloroTech / JKS significant shareholders are also shareholders and officers of AquiPor.
  Material Terms: All outstanding financing arrangements bear interest at 3.5% per annum totaling $1,682 and $7,022 as of December 31, 2018 and 2019, respectively.

- **Name of Entity:** Greg Johnson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Since company inception, the company has made loans to Officers of the company totaling $49,297. These loans were made from time-to-time to Greg Johnson, a Director and Officer of the Company, and to Kevin Kunz, a co-founder and Officer of the Company. Loans made to Johnson totaled $21,374 and loans made to Kunz totaled $27,923. These loans have been forgiven and recognized as Officer compensation during fiscal year ended December 31, 2019. To note, $15,248 of this recognized compensation was the result of forgiven officer advances from 2017/2018.
  Material Terms: These officers are also subject to employment agreements, with a base salary of $125,000 per annum, payable as cash flow allows. Any unpaid compensation during the year is forgiven by the officers and not accrued into future periods.

- **Name of Entity:** Kevin Kunz
  Relationship to Company: Co-founder, 20%+ owner of JKS International, LLC, which owns 20%+ of AquiPor.
  Nature / amount of interest in the transaction: Since company inception, the company has made loans to Officers of the company totaling $49,297. These loans were made from time-to-time to Greg Johnson, a Director and Officer of the Company, and to Kevin Kunz, a co-founder and Officer of the Company. Loans made to Johnson totaled $21,374 and loans made to Kunz totaled $27,923. These loans have been forgiven and recognized as Officer compensation during fiscal year ended December 31, 2019. To note, $15,248 of this recognized compensation was the result of forgiven officer advances from 2017/2018.
  Material Terms: These officers are also subject to employment agreements, with

a base salary of $125,000 per annum, payable as cash flow allows. Any unpaid compensation during the year is forgiven by the officers and not accrued into future periods.

Valuation

Pre-Money Valuation: $19,440,721.14

Valuation Details:

AquiPor set its valuation internally, without a formal third party independant valuaiton.

Our valuation method was part Berkus method and part "scorecard valuation" method, which are two ways early-stage investors will use to value pre-revenue startup companies. The Berkus method, in particular, is used for the earliest stage of startup financing, but since we were already in existence, had raised previous capital, and hit key development milestones, we used more of a later stage version of the scorecard method to arrive at our next valuation for startup financing. So this is pretty flexible but made the most sense for us.

Our first step was to take the average valuation of similar stage and/or venture-backed startups in the stormwater space. We got this info on Pitchbook and found that between the 5 comparative companies we looked at, the average valuation was right around $16 Million.

The next step is to compare AquiPor to the perception of those other startups using factors such as:

The strength of the Management Team (30% max)

Size of the Opportunity (25% max)

Product/Technology (15% max)

Competitive Environment (10% max)

Marketing/Sales Channels/Partnerships (10% max)

Need for Additional Investment (5% max)

Other (5% max)

We then weight AquiPor in those key factors compared to venture backed companies in the space. We score very strongly regarding market opportunity, technology, team, and early feedback. Using this method and putting a premium on the technology, we arrived at a valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.37 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Our working capital needs are very low, but we will use some of our proceeds to service a small amount of revolving debt.

If we raise the over allotment amount of $1,069,999.26, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  12.5%
  We will engage in marketing campaigns targeting the architectural, engineering, and contractor (AEC) community. This will include trade shows and travel for lunch & learns and live demos.

- *Research & Development*
  23.5%
  Our R&D budget will include product and market development in which we engage in pilot manufacturing and installation of our permeable pavers and an in-field mock up installation of our AquiDrain system. These funds will also be used to begin state regulatory testing (Technology Assessment Protocol-Ecology) through the Washington State Dept. of Ecology, to prove our product as a water treatment technology. This designation is recognized nationally and we have been made aware that this designation may soon be recognized globally.

- *Working Capital*
  2.5%
  Our working capital needs are very low, but we will use some of our proceeds to service a small amount of revolving debt.

- *Operations*
  10.0%
  Up to 10% of the funds raised will be used to cover operating expenses such as general liability insurance, employee health insurance, equipment, and rent.

- *Company Employment*
  27.5%
  Up to twenty-five percent of the funds raised will be used to cover payroll for current management as well as payroll for two new key hires.

- *Intellectual Properties*

20.5%

AquiPor is negotiating an option to acquire the rights to a new cement technology which will enable us to produce our permeable pavement products without the need for traditional cement. This technology shows promise as a revolutionary approach for producing our materials. These funds will also be used to service and keep in place current licenses to USPTO and international patents.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.aquipor.com (aquipor.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aquipor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AquiPor Technologies, Inc.

[See attached]

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT ACCOUNTANT'S REVIEW REPORT
December 31, 2019 and 2018

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT ACCOUNTANT'S REVIEW REPORT
December 31, 2019 and 2018

TABLE OF CONTENTS

Page

Independent Accountant's Review Report 1
Financial Statements:
    Statements of Financial Position...2
    Statements of Operations 3
    Statements of Stockholders' Equity (Deficit)..4
    Statements of Cash Flows...5
    Notes to Financial Statements.. 6-11





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management & Shareholders of Aquipor Technologies, Inc.
Spokane, Washington

We have reviewed the accompanying financial statements of Aquipor Technologies, Inc. ("the Company"), which comprise the statements of financial position as of December 31, 2019 and 2018, and the related statements of operations, statements of stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As disclosed in Note 6 of the financial statements, the Company has incurred significant losses since inception and has not yet launched its principal operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
May 18, 2020

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and 2018

A S S E T S

		2019		2018
CURRENT ASSETS:				
Cash	$	184,511	$	527
PROPERTY, PLANT AND EQUIPMENT				
net of accumulated depreciation of $5,812 and $5,003		1,214		2,024
LONG-TERM ASSETS:				
Due from related parties		159,306		170,811
Interest receivable		10,383		5,516
Total long-term assets		169,689		176,327
	$	355,414	$	178,878

L I A B I L I T I E S   A N D   S T O C K H O L D E R S '   E Q U I T Y

		2019		2018
CURRENT LIABILITIES:				
Accounts payable and accrued expenses	$	36,495	$	32,522
Due to related parties		-		15,000
Total current liabilities		36,495		47,522
LONG-TERM LIABILITIES:				
Due to related parties		117,953		117,953
Accrued interest		7,022		1,682
Total long-term liabilities		124,975		119,635
Total liabilities		161,470		167,157
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY				
Common stock ($.001 par): 90,000,000 authorized, 15,038,181 and 14,138,181 issued and outstanding as of 2019 and 2018, respectively		15,038		14,183
Preferred stock ($.001 par): 10,000,000 authorized, none outstanding		-		-
Additional paid-in capital				
Common stock		1,355,362		906,217
Stock warrants		423,002		139,150
Total additional paid-in capital		1,778,364		1,045,367
Retained earnings (deficit)		(1,599,458)		(1,047,829)
Total stockholders' equity		193,944		11,721
	$	355,414	$	178,878

See the accompanying notes to these financial statements.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2019 and 2018

	2019	2018
OPERATING EXPENSES		
Consulting fees	$ 25,000	$ 95,500
Professional services	8,300	8,910
Patenting services	5,700	18,609
Wages and benefits	182,699	191,279
Depreciation	809	1,349
Royalty fees	25,000	-
Supplies	962	1,863
Stock-based compensation	283,853	23,192
General and administrative	14,092	17,505
Total operating expenses	546,415	358,207
Total income (loss) from operations	(546,415)	(358,207)
OTHER INCOME (EXPENSES)		
Interest income	4,867	5,516
Interest expense	(10,081)	(4,371)
Total other income (expenses)	(5,214)	1,145
NET INCOME (LOSS)	$ (551,629)	$ (357,062)
EARNINGS (LOSSES) PER SHARE OUTSTANDING:		
Basic & diluted	$ (0.04)	$ (0.03)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING:		
Basic & diluted	14,439,579	13,952,378

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2019 and 2018

	Common Stock - Shares Issued	Common Stock - Dollars, $.001 par	Paid-in Capital in Excess of Par	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance as of January 1, 2018	12,983,636	$ 12,984	$ 769,374	$ (690,768)	$ 91,590
Issued Shares for Cash	1,154,545	1,200	252,800	-	254,000
Issued Stock Warrants for Services	-	-	23,193	-	23,193
Net Income (Loss)	-	-	-	(357,062)	(357,062)
Balance as of December 31, 2018	14,138,181	14,184	1,045,367	(1,047,830)	11,721
Issued Shares for Cash	900,000	854	449,146	-	450,000
Issued Stock Warrants for Services	-	-	283,852	-	283,852
Net Income (Loss)	-	-	-	(551,629)	(551,629)
Balance as of December 31, 2019	15,038,181	$ 15,038	$ 1,778,365	$ (1,599,459)	193,944

See the accompanying notes to these financial statements.

- 4 -

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATIONS:		
Net income (loss)	$ (551,629)	$ (357,062)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation	809	1,349
Forgiveness of related-party debt	11,505	
Stock-based compensation expense	283,853	23,192
Net increase (decrease) in:		
Accounts payable and accrued expenses	3,973	393
Interest receivable	(4,867)	(5,516)
Accrued interest	5,340	1,682
Related party advances - short-term	(15,000)	15,000
Net cash used in operating activities	(266,016)	(320,962)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided (used) by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party loans	-	103,250
Repayments of related party loans	-	(39,848)
Sales of common shares	450,000	254,000
Net cash provided by financing activities	450,000	317,402
CHANGE IN CASH	183,984	(3,560)
CASH BALANCE - Beginning of year	527	4,087
CASH BALANCE - End of year	$ 184,511	$ 527
Supplemental cash flow information:		
Cash paid during the period for:		
Interest -	$ -	$ -
Income taxes -	-	-

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

AquiPor Technologies, Inc. (the "Company") is a corporation organized October 21, 2015 under the laws of Washington State. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The future principal activities of the Company will consist of licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation: The accompanying financial statements were prepared using the accrual basis of accounting with a calendar year end December 31.

Use of Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments - All financial instruments of the company are recognized at historical cost, which approximates fair value due to the short maturities of those instruments. Financial instruments within the Company currently consist of only short and long-term loans between related parties with either interest free or low interest requirements. Consequently, there is no significant risk related to the presence of financial instruments or significant interest risk present within the Company.

Cash and Cash Equivalents: For purposes of the Statement of Cash Flows, the Company considers all highly-liquid investments acquired with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and Equipment: Property and equipment, which are carried at cost, are being depreciated using the Double-Declining Balance method over the estimated useful lives of the assets (see also Note 4).

Advertising Costs: Advertising costs are charged to operations when incurred.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Research and Development: The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition. Supplies expense consists of any expenses consumed and that directly assist in the development of hardscape technologies and patents, and these expenses are expensed as incurred.

Stock-Based Compensation: The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of ASC 718. Stock-based compensation cost is measure at the grant date based on the fair value of the compensation and is expensed ratably over the service period (the option vesting period). The Company uses the Black-Scholes option pricing model to determine the stock options' fair value.

Earnings per Share: The Company has distributed common stock and stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net Loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2018 and 2019, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti-dilutive effect occurs because of the presence of a net loss.

Recent Accounting Pronouncements:
In June 2018, the FASB issued an accounting pronouncement (FASB ASU 2018-07) to expand the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company has elected to early-adopt this standard and all new issuances of equity compensation has been measured in accordance with its provisions.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance revises the accounting related to leases by requiring lessees to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplifies the accounting for sale and leaseback transactions. This ASU is effective for annual reporting periods beginning after December 15, 2019 and early adoption is permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the financial statements and expects no material impacts, given the Company has no current outstanding leases.

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 3 - INCOME TAXES:

The Company is subject to both Federal tax laws and State tax laws in Washington. Thus, the Company will owe no state income taxes in Washington but will pay Federal income taxes if revenue is recognized or expected to be recognized in future periods. The tax years since inception are still open to examination by taxing authorities, given the statute of limitations has not yet passed.

The Company accounts for income taxes pursuant to the guidance in ASC 740. Under this method, the Company will report as an expense of the period only the cost of current income taxes for that period, determined in accordance with the rules established by taxation authorities.

It is expected the net operating losses recognized by the Company in 2019 and 2018 (estimated at $476,000 and $361,000, respectively), combined with prior year NOLs of 679,000, will be used to offset taxable income in periods beginning 2020 or 2021. Using an estimated corporate tax rate of 21%, our estimated deferred tax assets related to our net operating loss carryforwards are $319,000 and $220,000 as of December 31, 2019 and 2018, respectively. Because of the uncertainty of our ability to recognize these benefits in future periods, a full valuation allowance has been recorded for each the years ending December 31, 2019 and 2018, respectively.

The Tax Cuts and Job Acts has altered the prior implementation of Net Operating Losses (NOLs) in reducing taxable income in past and future periods. NOLs occurring after the 2017 tax year, ending December 31, can no longer be carried back two years prior to being carried forward twenty years, and the twenty year carryforward limit has been changed to an indefinite time period. Additionally, NOLs occurring after the 2017 tax year, although able to be carried forward indefinitely, can only offset 80% of taxable income in future periods. NOLs resulting from tax years prior to the 2018 tax year may continue to operate under the past tax law.

NOTE 4 - PROPERTY AND EQUIPMENT:

As of December 31, 2019 and 2018, property and equipment is summarized as follows:

		2019	2018
Equipment	5 years	$ 7,026	$ 7,026
Less: Accumulated depreciation		(5,812)	(5,002)
		$ 1,214	$ 2,024

NOTE 5 - RELATED PARTY TRANSACTIONS AND LICENSING AGREEMENTS:

The Company owns the exclusive worldwide license to specified technologies and processes, per a license agreement with RJSK, LLC (Licensor). The Company is currently negotiating an option to a license an additional technology from Yellow Core Holdings, LLC (Licensor). RJSK, Yellow Core, are related parties to AquiPor, in that they are controlled and managed by a significant AquiPor shareholder and technology researcher and researcher to the Company, Matthew Russell.

JKS International, LLC and Frontier Assets, LLC are holding companies that represent majority shareholders in AquiPor. These companies are related parties. JKS International, LLC is controlled and managed by Greg Johnson, an officer and shareholder in AquiPor.
RJSK and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. The Company has made several loans to RJSK and Yellow Core throughout the course of 2016 and 2017 to cover patenting and Research and Development expenses. Both companies agree that these loans may convert to credits to pay for licensing fees in the future.

The loans made to RJSK over time have totaled $121,693. The loans have been set up to accrue interest at 3.5% APR with loans made in 2016-2018 totaling $118,300 to be paid back beginning January 1, 2019 through January 1, 2021 according to the schedule laid out in the Promissory Note(s). AquiPor has agreed to a loan refinancing term in which all $121,693 due to the Company is paid back 12/31/2026, with interest-only payments beginning on 12/31/2024. The total loan may be negotiated to convert to payment in order to satisfy the full licensing agreement.

During 2018, Aquipor entered into a license agreement with RJSK, in which Aquipor agreed to pay RJSK the sum of $300,000 within 10 days of a qualified financing or no less than $1,000,000 in a second-stage private placement offering. Aquipor also agreed to a running 10% royalty on net sales of licensed products, with minimum annual royalties in the amount of $25,000 beginning in 2019 and continuing until the expiration of the last subject technology patent. AquiPor paid $25,000 for minimum royalty fees to RJSK during the year ended December 31, 2019.

The loans made to Yellow Core, LLC over time have totaled $27,814 and were set up to accrue interest at 3.5% APR and to be paid back 1/1/2021, with interest-only payments beginning 1/1/2019. AquiPor has agreed to a loan refinancing term in which $27,814 due to the Company is paid back 12/31/2026, with interest-only payments beginning on 12/31/2024. This loan may be converted as credit toward the to-be-negotiated option payment for an exclusive license to technology.

Petra World, LLC is a related party that is controlled and managed by Matt Russell, a shareholder in AquiPor by way of Frontier Assets. Petra World made five loans to AquiPor in 2018 to support R&D efforts. These loans have totaled $103,250 and were made on various dates in July, August, September, and October 2018. These loans were set up to accrue interest at 3.5% APR and each have 7 year terms with interest-only payments beginning in 2023.

As of December 31, 2018 and 2019, aggregate interest receivable of $5,516 and $10,383 have been accrued on these notes.

Since company inception, has made loans to Officers of the company totaling $49,297. These loans were made from time-to-time to Greg Johnson, a Director and Officer of the Company, and to Kevin Kunz, a co-founder and Officer of the Company.

Loans made to Johnson totaled $21,374 and loans made to Kunz totaled $27,923. These loans have been forgiven and recognized as Officer compensation during fiscal year ended December 31, 2019. To note, $15,248 of this recognized compensation was the result of forgiven officer advances from 2017/2018.

These officers are also subject to employment agreements, with a base salary of $125,000 per annum, payable as cash flow allows. Any unpaid compensation during the year is forgiven by the officers and not accrued into future periods.

NOTE 6 - GOING CONCERN:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,599,458, and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 - FINANCING ARRANGEMENTS:

The Company has received some of its financing in the form of loans from related entities. Yellow Core, LLC, a related party, has extended to the Company a $3,200 long-term note with interest payments that were to begin accruing on 1/1/2019, and a loan payback date of 1/1/2021. Per a loan refinancing agreement, the loan is to be paid back 12/31/2026, with interest-only loan payments beginning 12/31/2024.

Petra World, LLC, also a related party, has made loans to AquiPor totaling $103,250. These loans were made on various dates in 2018 and are to come due on various dates in August, September, and October of 2025, with interest-only payments beginning in 2023.

Klorotech made various loans amounting to $11,503 to the Company between September and December 2015 for initial start-up costs. It is important to note that KloroTech is considered a related party, as the company has merged into JKS International, LLC. Two of KloroTech / JKS significant shareholders are also shareholders and officers of AquiPor. All outstanding financing arrangements bear interest at 3.5% per annum totaling $1,682 and $7,022 as of December 31, 2018 and 2019, respectively.

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 8 - EQUITY:

Various investors (31) have contributed capital, services, and converted debt in the amount of $1,370,400 in exchange for 15,038,181 shares of common stock in the Company between 1/1/2016 and 12/31/2019.

In January 2016, 632,500 stock warrants were issued to the Company's two officers (345,000 warrants to Greg Johnson and 287,500 warrants to Kevin Kunz) in January 2016, vesting every 6 months through January 2018. These warrants have an exercise price of $.22 per share.

The Company issued an additional 550,000 stock warrants to two officers (400,000 and 150,000 to Greg Johnson and Kevin Kunz, respectively) and 16,000 warrants to five investors in 2019. The 550,000 employee stock warrants fully vest May 1, 2019 with an exercise price of $.01 per share and the 16,000 investor stock warrants vest December 1, 2019 with an exercise price of $.50 per share.

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the constant price variation of the stock, time value of money, stock option's strike price, and time to the options' expiration, in the attempt to accurately value options. As a results of these calculations, the issued warrants have an aggregate intrinsic value of $423,002, of which $283,853 and $23,192 were recognized in the years ending December 31, 2019 and 2018, respectively. The remaining $115,957 was recognized prior to the year ending December 31, 2018. Currently, no outstanding warrants have been exercised.

NOTE 9 - SUBSEQUENT EVENTS:

On March 3, 2020 AquiPor raised $25,000 in exchange for 50,000 shares of common stock, signifying the last investment taken into the Company's Regulation D private stock offering at $0.50 per share. This represented the close of the Company's private stock offering.

On March 3, 2020, the Company approved a Regulation Crowdfund offering for it's next financial raise.

The Company has evaluated subsequent events through May 18, 2020, the date these financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

AquiPor Technologies, Inc.

Revolutionizing Stormwater Systems





⊘ Website   📍 Spokane, WA   CLEAN TECHNOLOGY   BUSINESS TO BUSINESS

AquiPor has developed an innovative permeable pavement technology that is poised to revolutionize stormwater infrastructure in cities throughout the U.S. AquiPor technology transforms roadways, curb lines, and sidewalks into permeable hard surfaces that can capture and filter rain right where it falls, replenishing the natural water cycle and helping eliminate pollution from stormwater runoff.

$0.00 raised ⓘ

0 Investors	Days Left
$1.13 Price per Share	**$19.4M** Valuation
Equity Offering Type	**$249.73** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- AquiPor's proprietary technology is positioned to revolutionize a market that's growing to $22B by 2026.

- Our permeable hardscape material is much stronger than other permeable pavements and it is capable of handling 25 inches of water every hour, (far greater than any 100 year storm event).

- We have already raised over $1M in funding from industry investors to successfully develop working prototypes..

Urban Flooding and Stormwater Runoff Pollution is impairing our waterways

As cities have grown, natural landscapes have been replaced by massive amounts of impervious surface area that takes the form of streets, sidewalks, parking lots, and alleyways. Each time it rains, these surfaces contribute overwhelming levels of stormwater runoff. Instead of absorbing into the ground naturally, rainfall hits these surfaces and becomes stormwater runoff that inevitably picks up toxins and pollutants before discharging into ocean bays, lakes, rivers, and streams. Polluted runoff is destroying our waterways and diminishing water quality in cities throughout the U.S.

According to the Natural Resources Defense Council, over 10 Trillion gallons of untreated stormwater and sewage gets discharged into our waterways each year, making stormwater runoff pollution one of the most pervasive environmental issues that cities face today.

This issue is so severe that cities like Baltimore, have begun plans to rip up thousands of acres of concrete and asphalt to help eliminate runoff. And in cities like Los Angeles, billions of gallons of stormwater that could replenish groundwater, instead gets sent as waste to the Pacific ocean.

Continued urbanization, increased average rainfall, and deteriorating urban water infrastructure is only making the problem worse.



THE SOLUTION

Game-changing permeable paver material

AquiPor's permeable hard surface material has the strength and durability of concrete, with water-permeability rates that allow large volumes of rainfall to pass through it naturally. AquiPor material functions like a hard surface filter, capable of sifting out harmful pollutants and particulates that are problematic in stormwater. With sub-micron porosity, our material can filter stormwater without clogging from dirt and debris. Stormwater simply permeates through our material and subgrade, returning naturally to the ground below.

Our advanced solution to old-school materials is designed to be as durable as normal concrete, yet permeable enough to handle up to 25 inches of water every hour, helping to eliminate runoff at scale.


AQUIDRAIN
ROADWAY TOPPING GRAVEL (-5/8)
STORMWATER TANK PERMEABLE AGGREGATE
ROADWAY BOTTOM GRAVEL (-1 1/2)

**Image above are computer generated demo version of how the product will function. Product is still currently under development.*





The video above includes computer generated demo versions of how the product will function. The product is still currently under development.

○ THE MARKET

Trillions* will be spent on US infrastructure improvements over the next decade

Over the next 8 years alone, the US is expected to spend $629B on capital expenditures pertaining to water infrastructure.

In a recent survey elected officials in U.S. cities estimated a $32 billion need specifically for stormwater infrastructure.

As more cities adopt Green Infrastructure approaches as part of their stormwater management plans, the projected value of the permeable pavement market is expected to eclipse $22 Billion 2026.

*Source

MAJOR MARKET OPPORTUNITY
PERMEABLE HARD SURFACE MATERIAL



PERMEABLE PAVEMENT (GLOBAL)
TODAY: $12 BILLION / 2026: $22 BILLION

PERMEABLE PAVEMENT MARKET, BY REGION 2026
(USD BILLION)

CAGR (2016-2026)

NORTH AMERICA

ASIA-PACIFIC

ROW

EUROPE

MARKET SIZE IN 2026

◇ THE TRACTION

Industry Defining Product Development and nearly $2M in funding secured

Over the past four years we have been quietly developing material technologies and product solutions that are proving to be far stronger and more permeable than standard permeable pavement materials.

Our portfolio of Intellectual Properties includes exclusive worldwide license rights to three separate process, utility, and design patents. These patent licensing rights represent new manufacturing technologies, as well as new ways to apply AquiPor material in existing cityscapes to achieve large-scale stormwater management.

With R&D nearly complete, we are preparing to enter the first manufacturing phase for our products, which can be produced by existing precast and paver manufacturing facilities.

To date, we have raised over $1M from industry insiders to help us expedite in-depth product and market R&D.

THE LIGHTBULB MOMENT



*These images all show different phases of our R&D cycles. Including pilot product manufacturing and cement technology testing.

⬭ INTELLECTUAL PROPERTY ———————

AquiPor has exclusive worldwide licensing rights to the following US Patents: 9,943,791 (2018), 10,106,463 (October 2018) and 10,486,984 (January 2019). These patented technologies and processes enable us to produce strong, highly permeable hardscape material that is engineered with sub-micron porosity (to resist clogging). The patents also cover the use of AquiPor's permeable material in an engineered design in public right of way applications, all of which required significant early capital and focused R&D which spanned over 4 years.

In addition to exclusive licenses to the U.S. patents, AquiPor also owns exclusive rights to PCT and National Stage filings of patents pending in key markets throughout the world, including Canada, Mexico, Australia, India, Israel, and the European Union.

AquiPor is continually pursuing new technologies and intellectual properties to expand its innovation stack in stormwater management.

⬭ WHAT WE DO ———————

Paving the way to large-scale stormwater solutions

AquiPor has developed more than just a new construction product. We have reason to believe that the characteristics of our material allow it to be applied in new engineered designs to enable large-scale stormwater management in cities, while augmenting existing cityscapes. We are currently in the research and development stage and have manufactured prototypes for our permeable pavers and engineered system designs.

Our last round of funding helped facilitate in-depth R&D, including a series of internal proof-of-concept studies. In these studies, AquiPor material exhibited the capability to consistently filter over 80% of total suspended solids found in stormwater, exceeding the Environmental Protection Agency's threshold for basic water treatment.

We've also established supply, manufacturing, and end-user relationships while developing key insights specific to our markets. We feel poised to capitalize on the opportunity in front of us.

MATERIAL ADVANTAGE

THE GLOBAL TAM FOR PERMEABLE PAVING IS $12 BILLION ANNUALLY, PROJECTED TO INCREASE TO $22 BILLION BY 2026.

	STRENGTH (8,000+ PSI)	HIGH PERMEABILITY (25+ in./hr.)	RESISTANCE TO CLOGGING	CORROSION RESISTANCE
AQUIPOR INSIDE	💧	💧	💧	💧
PERVIOUS CONCRETE		💧		
POROUS ASPHALT		💧		
INTERLOCKING CONCRETE	💧		💧	
CINDER BASED	💧			

HARD SURFACE MATERIAL FILTER TECHNOLOGY



DUST PARTICLES



PARTICULATE REMOVAL
RATE: 99%

SIL-CO-SIL 106 INFLUENT   SIL-CO-SIL 106 EFFLUENT

   

AVERAGE PARTICULATE   AVERAGE PARTICULATE

H20 BEFORE AQUIPOR
FILTERING
H20 AFTER AQUIPOR
FILTERING

○ THE BUSINESS MODEL ───────

Dual revenue streams in licensing and contracting

Our highly adaptable and widely applicable Intellectual Property rights allow us to be equally flexible in our business model — through two main revenue streams:

Licensing

AquiPor is bolstered by intellectual properties that provide security and stability for future growth. As part of our growth plan, we intend to sub-license our technology to existing paver manufacturers, allowing them to manufacture new products using AquiPor technology. We estimate earning royalties on each unit produced and believe our technology will be rapidly adopted. The concrete paver market has well-established distribution channels and we see this being a robust business for us as we establish key channel partnerships in the industry.



Engineering, Procurement, Construction, Management (E.P.C.M.) Contracting

While the licensing model shows great promise for our Company, we are also developing a business model in which AquiPor serves as a specialty contractor on large municipal and private stormwater projects. We anticipate tapping into vast sums of capital that are projected to be poured into water-focused infrastructure projects in the coming years.

As an Engineering, Procurement, Construction, Management contractor, we will oversee the manufacturing, engineering, and construction of professionally designed "AquiDrain" systems in the public right-of-way, which is engineered and designed with our materials. We will garner a royalty for the management of each project. This horizontally integrated E.P.C.M. (Engineering, Procurement, Construction, Management) model is not currently employed in any meaningful way in the stormwater market and we see huge potential in this model. With nearly 1,000,000 miles of urban arterials in the U.S., we see tremendous potential for this model on large stormwater projects and we have activated large-scale supply relationships to satisfy expected demand.

ENGINEERING   PROCUREMENT   CONSTRUCTION   MANAGEMENT






CIVIL ENGINEERING   MATERIAL SUPPLY + MANUFACTURING   CIVIL CONTRACTORS   PROJECT DELIVERY

◯ HOW WE ARE DIFFERENT ─────────

Teaching old roads new tricks

People have tried for years to create a permeable pavement that can stand up to the wear and tear of cities and still filter stormwater cleanly back to nature. AquiPor's innovative material represents a technology change event in permeable pavements. Unlike past attempts at permeable construction materials, we believe our technology is capable of scaling in revolutionary ways that will offer an efficient and environmentally conscious approach to water management. AquiPor is positioned to take the industry by storm.

An innovative approach to outdated infrastructure

Through intense R&D cycles, AquiPor has been able to create a new technology and process for producing permeable pavement material that greatly exceeds the performance characteristics of existing solutions. Our aim from day 1 has been to develop an industry-defining product that can help solve the stormwater issues that are so prevalent in our cities. Our technologies are proving to be innovative "firsts" in construction materials.

○ THE VISION ─────────────

Improve Urban Water Quality with game-changing technology.

Effectively managing stormwater is the key to improving water quality in US cities. As cities turn to new approaches like green stormwater infrastructure, a massive market opportunity has emerged that is yet to be addressed at any meaningful scale — because the technology and approach hasn't existed to make this possible...until now.

We are focused on bringing our green technology to cities all over the country in an effort to become the premier solution in on-site stormwater management.

We believe that we have the technology, the people, and the momentum to solve a real-world problem surrounding clean water.





◇ WHY INVEST ────────────────

Be a part of solving real-world problems that can have an impact for generations to come

We are asking you to join the AquiPor team on our mission to help bring infrastructure into the 21st century. Water is one of the most valuable natural resources in the world. The challenges presented by urbanization, climate change, and dilapidated infrastructure are stressing our clean waterways like never before. The challenge is great, but, the opportunity to make a difference is equally large.

Come along with us as we bring our proprietary technology to market in an effort to reshape the way we think about urban water management.



◇ OUR TEAM ────────────────

Entrepreneurs and industry professionals

AquiPor's founders, advisers, and early investors form a team of gritty entrepreneurs and industry professionals that represent leadership in construction management, building materials, heavy civil contracting, mining, finance, and stormwater infrastructure. We believe we have assembled a team perfectly fitted to our mission of bringing scalable water management solutions to cities around the country.

Meet Our Team





Greg Johnson
CEO

Greg is a committed founder and CEO with experience founding and running early-stage companies. Greg has managed early-stage product development teams, directed fundraising efforts, managed Intellectual Property strategies, and overseen back office operations. He provides both the vision and market expertise to lead AquiPor in helping solve major stormwater issues for cities and developers.



Kevin Kunz
VP Market Development

Kevin is a passionate cofounder with prior startup experience in the stormwater management industry. Kevin brings a great deal of market knowledge and experience to the space and has success developing the market around new stormwater products. Kevin has been responsible for the product and application testing of new building materials, directing engineers on data collection and ASTM testing to develop new product specifications. He also has product sales experience with architects, engineers, and contractors. Today, Kevin serves as V.P. of Market Development for AquiPor.










Mark Murphy
Advisor

Mark brings tremendous experience to the AquiPor advisory board. With over 28 years of management experience in construction and building materials, Mark's family's business, CPM Development Corp (Central Pre-Mix), was acquired by Oldcastle Materials (CRH plc) in 1997.

After the acquisition, Mark worked as regional president for Oldcastle, managing over 500 employees in 4 companies with over $200M in sales throughout. He also spent 6 years leading a National Performance Team for Oldcastle that drove innovation in concrete mix designs. Today, Mark is an entrepreneur, developer, and investor in various businesses.





Michael Ferraro
Advisor

Mike is a Senior Vice President and Partner at Woodruff Sawyer in the Bay Area of California specializing in the development of D&O Liability programs for companies ranging from rapidly growing startups to Fortune 500 companies.

With 20+ years of experience in Management Liability risk mitigation, Mike has negotiated all aspects of both public and private company D&O programs.

Mike has experience in both public offerings and acquisitions at various stages. Mike is a member of AquiPor's Advisory Board.





John Hertz
Advisor

John has over 30 years of executive experience working in management roles for Intel, Novellus Systems, and most recently, Clearwater Paper. Most recently, as CFO for Clearwater Paper, a $1.5 Billion (revenue) public company, John established and implemented the company's financial model and was responsible for two successful public debt offerings.

At Novellus Systems, John was key in the company being acquired by Lam Research in 2012. John helped increase operating margin, net profit, and earnings per share in the span of two years as the company's CFO.

John is a member of AquiPor's Advisory Board.





Randy Squires
Director

With over 25 years of executive experience in commercial construction, Randy is the President of Partition Specialties, a leading interior construction company in the Bay Area and Southern California.

Under Randy's leadership, Partition Specialties has grown into a multi-million dollar company specializing in the distribution, installation, and service of architectural specialty products for all of California and parts of Nevada.

Randy has a breadth of experience in accounting, finance, and contract administration. Randy is a member of our Board of Directors.



David Martin
Director

David Martin is the former Chief Operating Officer for Valley Hospital in Spokane, WA. Recently retired, David is an adept negotiator with a strong track record of successful contract negotiations as an executive in the insurance and healthcare industries.

He has developed self-insured retention programs and handled complex medical malpractice and product liability claims as the Director of Risk Management at Empire Health Services.

David brings tremendous experience as an operator and administrator to the AquiPor Board. He also has experience



Bob Russell
Advisor

Former Executive, Freeport Mc Mo Ran. Current AquiPor Advisor. A proven operator with years of experience working for Fortune 500 Companies. Bob brings a breadth of corporate knowledge and ideas to AquiPor. He is a professional engineer with more than four decades of experience in senior management, operating management, mine, and industrial engineering, corporate planning and environmental services. Bob has managed in the respective positions of Vice President and as General Manager two of the world's largest copper mining and processing operations in Indonesia and Zambia. He also

as an early-stage investor in various promising startups.

has had success with start-up and scale-up stage mining ventures.

Offering Summary

Company	: AquiPor Technologies, Inc.
Corporate Address	: 4118 E. 33rd Ave., Spokane, WA 99223
Offering Minimum	: $9,999.37
Offering Maximum	: $1,069,999.26
Minimum Investment Amount (per investor)	: $249.73

Terms

Offering Type	: Equity
Security Name	: Common Stock
Minimum Number of Shares Offered	: 8,849
Maximum Number of Shares Offered	: 946,902
Price per Share	: $1.13
Pre-Money Valuation	: $19,440,721.14

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any

Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Lead Investor Bonus

Invest within the first 72 hours and receive an additional 25% bonus shares. This is the best time to invest!

Super Early Investor Bonus

Invest within the first week and receive 20% bonus shares.

Early Investor Bonus

Invest within the first two weeks and receive 15% bonus shares.

Amount-Based:

$249+: Start Engine Owners Bonus

This offer is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+: Making It Rain

Invest $500+ and you will get you an additional 5% bonus shares and access to the AquiPor Insider quarterly newsletter.

$1,000+: The Big Wave

Invest $1,000+ and receive an additional 10% bonus shares, as well as a sleek AquiPor rain jacket, AquiPor t-shirt, and access to the AquiPor Insider quarterly newsletter.

$5,000+: Rocked Like a Hurricane

Invest $5,000+ and receive an additional 20% bonus shares, plus join an exclusive list of AquiPor early-adopters that get preference on our first permeable paver manufacturing runs for their specific residential or light commercial projects. "Hurricane" investors will enjoy an early-adopter product discount and get access to AquiPor's design and engineering team. Investors will also receive an AquiPor t-shirt, rainjacket, and get access to the AquiPor quarterly newsletter.

$15,000+: Poseidon

Invest $15,000+ and receive an additional 25% bonus shares plus join an exclusive list of early visionaries that are helping develop the AquiDrain stormwater system. "Poseidon" level investors that bring their large residential, commercial, or municipal development project to us will join a preferred list of stormwater projects that we'll address with our engineering, design, manufacturing, and installation partners for the AquiDrain. Installed projects will be featured in our published feasibility studies and marketed to demonstrate AquiPor's stormwater innovation stack. Poseidon investors also get all of the perks from the preceding levels.

*AquiPor will need to have completed manufacturing feasibility and be into pilot production. The size, scope, and total cost of each project will be considered and projects that are deemed unfeasible will be disqualified. AquiDrain projects are best suited for large residential, commercial, or municipal development projects.

The 10% Bonus for StartEngine Shareholders

AquiPor Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $113. Fractional shares will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Sources: https://www.nrdc.org/stories/green-infrastructure-how-manage-water-sustainable-way

Today my goal is to convince you that we cannot take fresh water for granted. Of all the usable fresh water, all the fresh water that's ever been, that's how much we will have forever. There is no additional fresh water on the horizon.

The problem that we're trying to solve at AquiPor has to do with stormwater runoff pollution. This is quietly becoming one of the most pervasive environmental issues that cities face today. 10 trillion gallons of polluted runoff and raw sewage ends up in our clean waterways each year from US cities.

With our technology and our approach, we want to get stormwater back into the ground naturally and totally eliminate runoff pollution.

AquiPor permeable pavement technology allows water to soak through the material and into the ground below. The difference with this and a lot of other materials is that this is as strong or stronger than concrete. So it can be driven on, parked on, walked on.

Stormwater is actually the water that falls in the form of rain, or melts off of snow and comes off of our city streets, off our sidewalks. There are a lot of ways to get out in front of this source of pollution and one of the best ways is to mimic nature and intercept that stormwater before it ever arrives in the pipes.

We've essentially invented a hard surface material that mimics soil. Our secret sauce is in the pore size. Ever since the beginning of this venture we've been focused on sub micron porosity. The smaller the pore size the more we can filter. This helps us address clogging issues, so streets like these - you can maintain the way you currently do.

I started researching permeable pavements about a decade ago and I have always felt that the solution with permeable pavement would be to locate it in the curb and gutter, and this is the first technology that I've seen that is specifically designed to be located in that place. It's got a really small footprint, it can fit right into that roadway area and can infiltrate back into the ground and recharge the aquifer.

This is a call to action, to keep the raindrops where they fall. Why? Because the preservation of our freshwater, including stormwater is crucial to the survival of our cities. We believe in the science behind this technology and our ability to scale it at large. Your investment will help us get into manufacturing of this ground breaking material. Our hope is that you'll join us in our journey, right from where you stand.

I think this goes back to the old Chinese proverb - our generation will plant the trees that the next generation enjoys the shade of.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED

OCT 21 2015

WA SECRETARY OF STATE

603 552 680

ARTICLES OF INCORPORATION
OF
AQUIPOR TECHNOLOGIES, INC.

KNOW ALL MEN BY THESE PRESENTS that GREG JOHNSON, being of the age of eighteen (18) years or more, does hereby form a business corporation under the laws of the State of Washington and does hereby certify and adopt the following Articles of Incorporation:

ARTICLE I
CORPORATE NAME

The name of this Corporation shall be **AQUIPOR TECHNOLOGIES, INC.**

ARTICLE II
TERM OF EXISTENCE

The period of duration of this Corporation shall be perpetual.

ARTICLE III
CORPORATE PURPOSE

This Corporation is organized for the purpose of the transaction of any or all lawful business for which corporations may be incorporated, under the Washington Business Corporations Act, R.C.W. Chapter 23B, or any amended version of that Act or any successor Acts.

ARTICLE IV
CAPITAL STOCK

Section 4.1 The total number of shares of capital stock which this Corporation is authorized to issue is One Hundred Million (100,000,000) shares, such shares consisting of Ninety Million (90,000,000) shares of Common Stock, $0.001 par value per share, and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value per share. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

Section 4.2 The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Articles of Incorporation, as

determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance thereof, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine and to amend, subject to the provisions hereof, the designations, preferences, limitations, and relative rights of the shares of any series that is wholly unissued or is to be established. Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding. In the event that there are no issued or outstanding shares of a series of Preferred Stock which this Corporation has been authorized to issue, unless otherwise specifically provided in the resolution establishing such series, the Board of Directors, without any further action on the part of the holders of the outstanding shares of any class or series of stock of this Corporation, may amend these Articles of Incorporation to delete all references to such series.

ARTICLE V
DIRECTORS

The number of Directors of this corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

Section 5.1   Initial Board of Directors. The initial Board of Directors shall consist of three (3), and shall serve until the first meeting of the Shareholders and until their successors are elected and qualified. Their names and addresses are as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223
JON SLIZZA	4118 E. 33RD AVE SPOKANE, WA 99223
KEVIN KUNZ	4118 E. 33RD AVE SPOKANE, WA 99223

INCORPORATOR

The name and mailing address of the incorporator is as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223

ARTICLE VII

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation and the name and address of the registered agent of the Corporation in the State of Washington are as follows:

Name	Address
COREY F. BROCK	111 S. POST ST, STE 2280 SPOKANE, WA 99201

ARTICLE VIII

NO PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE IX

NO CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this Corporation.

ARTICLE X

TRANSACTIONS WITH DIRECTORS, OFFICERS AND SHAREHOLDERS

The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, or otherwise, with its directors, officers and shareholders and with corporations, associations, firms and entities in which they are or may be or become interested as directors, officers, shareholders, members or otherwise, as freely as though such adverse interests did not exist, even though the vote, action or presence of such director, officer or shareholder may be necessary to obligate the corporation upon such contracts or transactions.

In the absence of knowing fraud, no such contract or transaction shall be avoided and no such director, officer, or shareholder shall be held liable to account to the corporation, by reason of such adverse interests or by reason of any fiduciary relationship to the corporation arising out of such office or stock ownership, for any profit or benefit realized by him or her through any such contract or transaction. In the case of directors and officers of the corporation (but not in the case of shareholders who are not directors or officers), the nature of the interest of such director or officer, though not necessarily the details or extent thereof, shall be disclosed or made known to the Board of Directors of the Corporation at the meeting thereof at which such contract or transaction is authorized or confirmed. A general notice that a director or officer of the Corporation is interested in any corporation, association, firm or entity shall be sufficient disclosure as to such director or officer with respect to all contracts and transactions with that corporation, association, firm or entity.

ARTICLE XI

BYLAWS

Both the shareholders of the Corporation, by a majority vote of qualified shares issued and outstanding, and the Board of Directors, by vote of a majority of the whole Board, shall each have the power to adopt, make, amend, alter or repeal the Bylaws of the Corporation; but any Bylaw adopted by the Board may be amended or repealed by the shareholders.

ARTICLE XII

SHAREHOLDER VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS

To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

ARTICLE XIII
REVISION OF THE ARTICLES

This Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed or permitted by law. All rights and powers of the shareholders in this Corporation are granted subject to this reserved power.

ARTICLE XIV
SHAREHOLDERS CONSENT IN LIEU OF MEETING

Any action which could be taken at a meeting of the shareholders may be taken without a meeting or a vote if the action is taken by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. The taking of action by shareholders without a meeting or vote must be evidenced by one or more written consents describing the action taken, signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than a minimum number of votes necessary in order to take such action by written consent.

ARTICLE XV
LIMITATION OF DIRECTORS' LIABILITY

To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of this Corporation shall not be liable to this Corporation or its shareholders for monetary damages for conduct as a Director. Any amendments to or repeal of this Article XV shall not adversely affect any right or protection of a Director of this Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

ARTICLE XVI

CONSENT TO SERVE AS REGISTERED AGENT

By signature hereto affixed, COREY F. BROCK hereby consents to serve as registered agent, in the State of Washington, for this Corporation, and understands that as agent for this Corporation, it will be the responsibility of said agent to receive service of process in the name of this Corporation; to forward all mail to this Corporation; and to immediately notify the office of the Secretary of State in the event of the resignation of said agent, or of any change in the registered office address of this Corporation.

IN WITNESS WHEREOF, the incorporator and registered agent hereinabove named has hereunto set his hand in duplicate this 20 day of October, 2015.

"AQUIPOR TECHNOLOGIES, INC."

By: ______________________
Greg Johnson, Incorporator

By: ______________________
Corey F. Brock, Registered Agent

FILED

JAN 22 2016

WA SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation's Articles of Incorporation.

1. The name of the Corporation is: AQUIPOR TECHNOLOGIES, INC.
2. The text of amendment as adopted is as follows:

   Initial Board of Directors to be as follows:

   Greg Johnson
   4118 E 33rd Ave
   Spokane, WA 99223

   Kevin Kunz
   4118 E 33rd Ave
   Spokane, WA 99223

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the text of the amendment itself, are as follows: NO CHANGE.
4. The date of adoption of amendment is: January 3, 2016.
5. The amendment was adopted by:

   ( ) The incorporators. Shareholder action was not required.

   (X) The Board of Directors. Shareholder action was not required.

   ( ) Duly approved shareholder action in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.
6. These Articles will be effective upon filing.

Dated: January 3, 2016

By: [signature]
Greg Johnson, President



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